April 23, 2012

Mr. Matthew Crispino
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:       Introbuzz
Amendment No. 1 to Form S-1
File No. 333-179118
Filed March 20, 2012

Dear Mr. Crispino:

Introbuzz submits this letter to you in response to your letter of April 10, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Risk Factors, page 8

1.
We note your response to prior comment 2, but your revised disclosure in the fourth risk factor on page 8 fails to address our concern.  Your risk factor addresses the risk that a member of your network may use contacts and information it obtains on your network and distribute or sell that information to those outside of your network.  Please revise to address whether the contact information being sold and marketed through your website by your members of their own personal or professional networks, without the permission of the “Targets,” would expose you and your website to any liability.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the risk factor noted to include additional wording addressing the Staff’s concern.  We added the following sentence to the risk factor as follows: “No member of our network may use contacts and information they obtain on our network and distribute or sell that information to those outside the network.”   In addition, we will place these same disclosures, as noted above and previously discussed, in our website.  Due to the above referenced disclosures being included in our website; the Company and its website will not be exposed to any liability.

COMMENT:

2.
Your new risk factor added on page 8 in response to prior comment 3 does not address the risk of possible conflicts of interest with your sole officer, Mr. Kenneth Carter, or the lack of a policy to resolve such conflicts, other than a brief discussion of demands on his time by his outside interests.  Please revise or add a risk factor that discusses Mr. Carter’s outside activities, such as Blaque Technology, including whether such ventures would compete with Introbuzz for customers, financial resources, or business opportunities.  Further, you should discuss the prospect of Mr. Carter engaging in related party transactions without any oversight by independent board members and the risk he may enter into transactions that may not be the most favorable to Introbuzz and its investors.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the risk factor to add a discussion to address the comments of the Staff including the possible conflicts of interest with Mr. Carter and his time, and his current outside ventures.  We have provided a copy of the revised risk factor as it now appears in the Form S-1/A filing.

THE COMPANY'S SOLE OFFICER AND DIRECTOR MAY NOT BE IN A POSITION TO DEVOTE A MAJORITY OF HIS TIME TO THE COMPANY, WHICH MAY RESULT IN PERIODIC INTERRUPTIONS AND EVEN BUSINESS FAILURE.

Mr. Carter, our sole officer and director, has other business interests and currently devotes approximately 10 hours per week to our operations.  If Mr. Carter is not able to devote sufficient time to run the Company, it may result in periodic interruptions in developing our business.  Mr. Carter is the CEO of Blaque Technology which is a marketing promotions and casting company.  His Companies focus is on casting and promoting an impersonators and variety show on the strip in Las Vegas.  As such, Mr. Carter’s business interests will not compete with Introbuzz for customers, financial resources, or business opportunities.  At the present we have not formulated a plan to resolve any possible conflicts of interest or if he is unable to fulfill any aspects of his duties to the Company which could have a significant negative effect on the success.  The Company has an Internal Control Manual and Mr. Carter has signed a Code of Conduct which details fiduciary responsibility and professional conduct.  Upon initiating our funding efforts, we plan to add additional board members whose responsibilities will include the formation of an independent board for providing oversight into transactions and business of the Company.

COMMENT:

Plan of Distribution

Terms of the Offering, page 17

3.
We note your response to prior comment 6 that you will no longer have a discretionary 180 extension period for your offering.  Please revise the facing page of your registration statement to clarify that your offering is not a continuous or delayed offering, subject to Rule 415.  Also, please revise your escrow agreement to remove references to your extension period, including the “Collection Period” provided in section 4.3 of the escrow agreement and paragraph 4 of the information sheet.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the facing page of the registration statement to clarify that our offering is not a continuous or delayed offering.  We have also revised the escrow agreement and its information sheet to remove references to any extension period.

COMMENT:

4.
It appears that offering proceeds are to be deposited in an attorney-client trust account until the minimum offering proceeds are raised or the offering is terminated.  Please explain whether and how the subscription proceeds will be segregated from funds deposited on behalf of other legal clients of Mr. Gewerter.

RESPONSE:

We acknowledge the Staff’s comment and we have included additional wording which details the fact that the account is “separate (limited to funds received on behalf of Introbuzz)”.  We have included this detailed description of the account in the section titled “Plan of Distribution” sub-section “Terms of the Offering” and in sub-section “Deposit of Offering Proceeds”.  In addition, we have included this detail in section “Summary of Prospectus” sub-section “The Offering”.

COMMENT:

5.
Your response to prior comment 8 appears inadequate, as you have only provided us with an unsupported conclusion that you believe Mr. Gewerter’s role as escrow agent (who will receive and distribute investor funds in that capacity) is the practice of law, thus exempt under the licensing requirements of NRS 645A.  Please provide us with a detailed analysis supporting a conclusion that Mr. Gewerter’s receipt of funds from subscribers in a common stock offering as an escrow agent is exempt from the escrow agent requirements under NRS 645A.015(2).  It appears that service as an escrow agent is a commercial activity that is distinct from the delivery of professional legal services.  Additionally, the primary duties of the escrow agent appear to be owed to the subscribers, not to his legal client.  It appears that Mr. Gewerter’s legal services in the public offering are distinct from those he proposes to provide as escrow agent.  Your analysis should provide citations to applicable legal authority.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided an analysis and the citation.

Mr. Gewerter is providing the escrow as the counsel for the company and for this registration statement. Thus he is rendering services in the performance of his duties as an attorney at law. Mr. Gewerter is not actively engaged in conducting an escrow agency. Thus Mr. Gewerter may act as escrow for the registration that he is counsel for without violation of NRS 645A.015.

NRS 645A.015 reads as follows:

NRS 645A.015 Applicability. The provisions of this chapter do not apply to:

1.           Any person:
(a) Doing business under the laws of this State or the United States relating to banks, mutual savings banks, trust companies, savings and loan associations, common and consumer finance companies or industrial loan companies; or
(b) Licensed pursuant to chapter 692A of NRS.
2.	An attorney at law rendering services in the performance of his or her duties as attorney at law, except an attorney actively engaged in conducting an escrow agency.
3.	Any firm or corporation which lends money on real or personal property and is subject to licensing, supervision or auditing by an agency of the United States or of this State.
4.         Any person doing any act under order of any court.

COMMENT:

Business, page 19

6.
We note your response to prior comment 12.  On pages 22 and 23, you provide a description of the functionality of the Introbuzz network at the initial launch.  Please revise to clarify whether your “How It Works” discussion on pages 21 and 22 and your screenshots on pages 21 and 23 through 25 are representative of your website/network at your initial launch.  Otherwise please revise to clarify the differences.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has included a statement above each screenshot as they are representative of the actual website/network.  The statement included above each screen is as follows: “The below screen is a representation of our anticipated website/network planned at initial launch”.

COMMENT:

7.
We note your response to prior comment 11 that the remaining steps required prior to launching your website are removing your password feature and indexing the URL to search engines, as disclosed on page 20.  This disclosure implies your website is complete and operational and just requires unlocking the site for public viewing and indexing the URL to generate search engine traffic.  If this is the case, please revise to provide clear disclosure to indicate that your website is substantially complete; otherwise disclose the steps you must complete prior to the public launch of your website.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the “Current Status” section of the Business Plan to clearly disclose the step we must complete before we can launch our website.  We have provided below the revised section as it now appears in the filing.  In addition, we have revised the filing where appropriate to state that “We plan to launch our website www.introbizz.com by the end of the next quarter after our minimum offering has been raised”.

Current Status:  We plan to launch our website www.introbizz.com by the end of the next quarter after our minimum offering has been raised.

We have identified a company in Texas to provide us with server space at a cost of $99 per server.  This ongoing cost is allocated for in the “Use of Proceeds” section in the line item “Programming Costs.”  If additional server space is needed (based on traffic to our site) this company can provide ample servers immediately on demand.

The programming code has been written for the functionality of the website.  Similarly, the graphics have also been mostly developed as well.  The integration of these two features has not been completed in full and is still undergoing layout and color revisions.  As such, the website is password protected until launch.

Steps Required for Launching our Web Site:

•	Graphic upgrades

•	Integration of graphics and code

•	Remove Password Feature
•	Index URL (Uniform Resource Locator) to Search Engines

COMMENT:

Management’s Discussion and Analysis or Plan of Operation, page 33

8.
We note your response to prior comment 14.  Please clarify whether you plan to launch your website during the second quarter of 2012 even if you have not yet achieved the minimum offering amount of $50,000.  Currently you disclosure on page 33 states that you plan to commence operations and execute your business plan “upon receipt of the first proceeds received from the raise” but also that you plan to launch your website during the second quarter of 2012 “regardless of the stage of our raise activities.”  Also, please disclose how you determined that $9,000 will be sufficient to meet your obligations until you receive funds from the offering.  We note from the disclosure on page 13 that you estimate website development costs to be $10,000 and offering expenses to be $7,000.

RESPONSE:

We acknowledge the Staff’s comment and confirm that Mr. Harold Gewerter is exempt under NRS 645A.015(2) as an attorney at law rendering services in the performance of his duties as an attorney at law.  Mr. Gewerter has been retained by the Company and his involvement to review the registration statement and provide a legal opinion thereto therefore rendering services as an attorney in relation to this offering.

COMMENT:

Certain Relationships and Related Transactions, page 40

9.
We note your response to prior comment 18 regarding Mr. Kenneth Carter’s forgiveness of the shareholder note in the amount of $47,000 on March 13, 2012.  Please revise to clarify whether the forgiveness of the loan is binding, and if so, please file the agreement or summary of an oral agreement as an exhibit, pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the forgiveness of the loan is binding as the Company added a discussion to this section referencing the Corporate Minutes of a Special Meeting of the Board of Directors which addressed this issue.  In addition, we attached the Minutes as Exhibit 99.4 in the filing.

COMMENT:

Financial Statements

Balance Sheets, page F-2

10.
We note that your expanded line item disclosure in your balance sheets in response to prior comment 23.  However, your related party accrued interest should be presented on a separate line item from trade payables.  In addition, the caption should indicate that this amount is interest payable rather than accounts payable.  Refer to FASB ASC 850-10-50-1 & 50-2.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the financial statements to present related party accrued interest on a separate line item from trade payables.  In addition, we revised the caption to indicate that this amount is interest payable rather than account payable.

COMMENT:

Notes to the Financial Statements

Nature of Operations and Significant Accounting Policies

Development Stage Company, page F-6

11.
We note that you added a single sentence to your footnotes in response to prior comment 22.  This disclosure does not appear sufficient to explain the nature of your development stage activities.  Expand your footnote disclosure that describes the nature of your development stage activities.  Refer to FASB ASC 915-235-50-1.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing and expanded our footnote disclosure that describes the nature of our development activities.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Kenneth Carter
Kenneth Carter